UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42599

Haoxin Holdings Limited

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Changes in Company’s Certifying Accountant

On November 30, 2025, Haoxin Holdings Limited, a Cayman Islands company (the “Company”) terminated engagement of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The change was approved by the audit committee of the board of directors of the Company. The Company’s decision to terminate the engagement was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The principal accountant’s report of Marcum Asia on the financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Marcum Asia was engaged since October 15, 2021.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through November 30, 2025, the date of termination of the engagement, (i) there were no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the audit of the Company’s financial statements as of and for the year ended December 31, 2024 and 2023, Marcum Asia identified certain material weaknesses in the Company’s internal controls which were: a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of independent directors, an audit committee to establish formal risk assessment process and internal control framework and (iii) a lack of information technology general control (“ITGC”) in the areas of: (1) Risk and Vulnerability Assessment and Management; (2) Third-Party (Service Organization) Vendor Management; (3) System Change Management; (4) Backup and Recovery Management; (5) Access to Systems and Data; (6) Segregation of Duties, Privileged Access, and Monitoring. These material weaknesses are described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which the Company filed on April 30, 2025, with the Securities and Exchange Commission. The Company is in the process of implementing a number of measures to address these material weaknesses identified.

We furnished a copy of the disclosures in this report to Marcum Asia and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been furnished as an exhibit to this report as Exhibit 16.1.

Exhibits.

Exhibit No.	Description
16.1	Letter of Marcum Asia Asia CPAs LLP dated December 3, 2025, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxin Holdings Limited

Date: December 4, 2025	By:	/s/ Zhengjun Tao
	Name:	Zhengjun Tao
	Title:	Chief Executive Officer

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